UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.     )*

Under the Securities Exchange Act of 1934

CARGURUS, INC.

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

141788109

(CUSIP NUMBER)

Langley Steinert

c/o CarGurus, Inc.

2 Canal Park, 4th Floor

Cambridge, Massachusetts 02141

(617) 354-0068

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☐    Rule 13d-1(c)

☒    Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Langley Steinert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 27,274,453 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 27,274,453 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,274,453 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.4% (2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)    Consists of 9,051,201 shares of Class A common stock and 18,223,252 shares of Class B common stock that are convertible into shares of Class A common stock a one-to-one basis at any time by the Reporting Person.

(2)    Based on 77,877,494 shares of Class A common stock outstanding on October 31, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2017, filed with the Securities and Exchange Commission on November 14, 2017.

Item 1.	(a) Name of Issuer

CarGurus, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

2 Canal Park, 4th Floor

Cambridge, Massachusetts 02141

Item 2.	(a) Name of Person Filing

This Schedule 13G is filed by Langley Steinert, the Chief Executive Officer, President and Chairman of the Board of the Issuer (the “Reporting Person”).

(b)	Address of Principal Business Office or, if none, Residence

The principal business address for Mr. Steinert is c/o 2 Canal Park, 4th Floor, Cambridge, Massachusetts 02141.

(c)	Citizenship

Mr. Steinert is a United States citizen.

(d)	Title of Class of Securities

Class A common stock, par value $0.001 per share

(e)	CUSIP Number

141788109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

The Reporting Person owns 27,274,453 shares of Class A common stock, representing 9,051,201 shares of Class A common stock and 18,223,252 shares of Class B common stock, each of which is convertible into one share of Class A common stock at any time at the election of the Reporting Person. The Reporting Person has sole voting and dispositive power with respect to these shares.

(b)	Percent of class:

The Reporting Person owns 28.4% of the total Class A common stock outstanding.

The percentage amount is based on 77,877,494 shares of Class A common stock outstanding as of October 31, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 31, 2017, filed with the Securities and Exchange Commission on November 14, 2017.

Shares of Class B common stock are convertible into shares of Class A common stock at any time at the option of the Reporting Person, with prior notice to the Issuer, on a one-for-one basis. The percentage of beneficial ownership assumes the conversion of all of the shares of Class B common stock held by the Reporting Person.

(c)	Number of shares as to which the person has:

(i)         Sole power to vote or to direct the vote:

27,274,453 shares of Class A common stock

(ii)         Shared power to vote or to direct the vote:

0 shares of Class A common stock

(iii)         Sole power to dispose or to direct the disposition of:

27,274,453 shares of Class A common stock

(iv)         Shared power to dispose or to direct the disposition of:

0 shares of Class A common stock

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018

LANGLEY STEINERT

/s/ Langley Steinert
Langley Steinert